July 6, 2012

VIA EDGAR

Justin Dobbie, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Infinity Cross Border Acquisition Corporation File No. 333-173575

Dear Mr. Dobbie:

Infinity Cross Border Acquisition Corporation (the “Company” or “it”), is electronically transmitting hereunder our response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission dated July 3, 2012, regarding Amendment No. 9 to Form S-l on Form F-1 (the “Registration Statement”) filed on June 28, 2012.

General

1.	We reissue comment 2 from our letter dated June 27, 2012. Your disclosure states that the purchases under the plan to purchase up to 40% of the public warrants by your sponsors at $0.40 per public warrant could result in the warrants having an artificially high price in the post-offering marketplace. This could still result in liability for recklessness under Exchange Act Rule 10b-5. What efforts will the company make to try to avoid such a result? For instance, will the company monitor the broker’s activities, or otherwise monitor the stock’s price while repurchases are being effected.

The Company has clarified its disclosure to state that the sponsor will monitor the activities of the broker effectuating the 10b5-1 plan to ensure that purchases are made in accordance with the technical requirements of Rule 10b-18. The broker will provide documentation to the sponsor demonstrating that the purchases will be made in accordance with the plan.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Stuart Neuhauser, Esq., at (212) 370-1300.

Very truly yours,

/s/ Mark Chess
Mark Chess

cc:	Via E-mail Stuart Neuhauser, Esq.